November 7, 2018

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Matador Resources Company
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, Matador Resources Company (the “Registrant”), we hereby transmit for electronic filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-4 (“Registration Statement”) relating to the Registrant’s offer to exchange (the “Exchange Offer”) registered 5.875% Senior Notes due 2026 for any and all of their outstanding unregistered 5.875% Senior Notes due 2026.

In connection with the Registration Statement, please draw your attention to the following matters:

•

The original notes, in the aggregate principal amount of $1.05 billion, were sold in transactions not subject to the registration requirements of the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and Rule 144A and Regulation S thereunder.

•

The Registrant is registering the Exchange Offer in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., Securities and Exchange Commission (“SEC”) No-Action Letter (May 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and similar no-action letters. Enclosed is a supplemental letter from the Registrant that makes the representations and undertakings with respect to the Exchange Offer contained in the Morgan Stanley and Shearman & Sterling no-action letters.

•

The Exchange Offer will remain open for at least 20 business days after the date notice thereof is mailed to holders of the original notes and will not expire until 5:00 p.m., New York City time, on the twenty-first business day following such

November 7, 2018

•	notice date. The actual expiration date will be included in the final prospectus for the Exchange Offer that will be disseminated to holders of the original notes.

The filing fee for the Registration Statement, calculated in accordance with Rule 457(f) under the Securities Act, in the amount of $127,260.00 has been paid by wire transfer from the Registrant’s account to the Securities and Exchange Commission’s account in accordance with Rule 111 under the Securities Act.

Should any questions or comments arise with respect to this filing, please contact the undersigned.

Very truly yours,

/s/ Douglass M. Rayburn Douglass M. Rayburn Gibson, Dunn & Crutcher LLP

cc:	Craig Adams
Matador Resources Company